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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.





                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             First Bell Bancorp, Inc.
               ___________________________________________________
                                (Name of Issuer)

                      Common Stock par value $.01 per share
               ___________________________________________________
                         (Title of Class of Securities)


                                  319301-10-7
               ___________________________________________________
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)
                              Page 1 of 5 pages

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________________________________________________________________________________
CUSIP NO.  319301-10-7                    13G             Page 2 of  5  Pages
________________________________________________________________________________


________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Bell Federal Savings and Loan Association of Bellevue
        Employee Stock Ownership Plan
        IRS ID No. 37-1343130
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             _
                                                        (a) |_|
                                                        (b) |_|
________________________________________________________________________________
3       SEC USE ONLY



________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.
________________________________________________________________________________
                      5      SOLE VOTING POWER
     NUMBER OF
                                 629,622
       SHARES        ___________________________________________________________
                      6      SHARED VOTING POWER
    BENEFICIALLY
                                   57,641
      OWNED BY       ___________________________________________________________
                      7      SOLE DISPOSITIVE POWER
        EACH
                                   687,263
      REPORTING      ___________________________________________________________
                      8      SHARED DISPOSITIVE POWER
       PERSON

        WITH                           -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 687,263

________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.9% of 7,758,150 shares of Common Stock outstanding as of December 31, 1996.

________________________________________________________________________________
12      TYPE OF REPORTING PERSON*
                  EP

________________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!


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                BELL FEDERAL SAVINGS AND LOAN ASSOCATION OF BELLEVUE
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            First Bell Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            532 Lincoln Avenue
            Pittsburgh, Pennsylvania  15202

Item 2(a)   Name of Person Filing:
            Bell Federal Savings and Loan Association of Bellevue
            Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company
                      1201 Broadway
                      Quincy, Illinois  62301

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            532 Lincoln Avenue
            Pittsburgh, Pennsylvania  15202

Item 2(c)   Citizenship:

            Federally chartered stock savings institution's employee stock benefit plan organized in Pennsylvania.

Item 2(d)   Title of Class of Securities: Common Stock par value $.01 per share

Item 2(e)   CUSIP Number:  319301-10-7

Item 3 The person filing this statement is an employee benefit plan which is Subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 1996, the reporting person beneficially owned 687,263 shares of the issuer. This number of shares represents 8.9% of the common stock, par value $.01, of the issuer, based upon 7,758,150 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 629,622 of the shares and shares voting power over 57,641 shares. The reporting person has the sole power to dispose or direct the disposition of 687,263 shares of common stock.


                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



                              Page 4 of 5 pages

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Item 10     Certification.

      By signing below, I certifiy that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 6, 1997
                 ______________________________________________
                                     (Date)

                              /s/ Jeffrey M. Hinds
                 ______________________________________________
                                   (Signature)


                            Executive Vice President
                 ______________________________________________
                                     (Title)









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